P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

[redacted]

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

13 October 2003

Dear Sirs

P&O AND STENA LINE SIGN CONTRACT FOR IRISH SEA FERRY OPERATIONS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

13 October 2003

P&O AND STENA LINE SIGN CONTRACT FOR IRISH SEA FERRY OPERATIONS

Further to the announcement of 27 May 2003, P&O announces that contracts have now been exchanged for Stena's proposed acquisition of a significant part of P&O's ferry operations on the Irish Sea and also for the transfer of Stena's Stranraer port operations to P&O's port at Cairnryan, with Stena taking a 50% shareholding in the Cairnryan port.

As noted in the subsequent announcement of 22 August, the transaction concerning the ferry operations has been referred to the UK Competition Commission by the Office of Fair Trading ('OFT'). This transaction is also subject to clearance by the Irish regulatory authorities. The Cairnryan transaction received OFT approval to proceed. Both transactions remain subject to certain other conditions.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73